April 20, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES CHANGE IN EXECUTIVE LEADERSHIP

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI)–

Mr. Donald Garner, President and Chief Executive Officer of PrimeWest Energy Trust (PrimeWest or the Trust) announces that Mr. Dennis Feuchuk, Vice President, Finance and Chief Financial Officer has tendered his resignation effective July 6, 2007, to pursue new business ventures.

Mr. Feuchuk joined PrimeWest in the fall of 2001 and has been an integral part of the success of PrimeWest over the past five years.  Mr. Feuchuk has been a key player in the growth of the Trust as it became the 8th largest conventional oil and gas royalty trust, with a current enterprise value of approximately C$2.8 billion.  In addition, Mr. Feuchuk has helped the organization navigate through a series of acquisitions of foreign controlled assets over the last several years, resulting in a significant development portfolio with a current reserve life index of 13.4 years, one of the longest in the Canadian oil and gas trust sector.  The Management and the Board of Directors of PrimeWest thank Mr. Feuchuk for his dedicated years of service to the organization and wish him all the best in his future endeavors.

Mr. Garner is pleased to announce concurrently the appointment of Mr. Douglas Fraser, C.A., as Vice President, Finance and Chief Financial Officer, effective June 1, 2007.  Mr. Fraser has 27 years of extensive industry experience including previous senior financial positions as Assistant Controller with Imperial Oil Limited,  Treasurer at Petro-Canada and most recently as Vice President and Chief Financial Officer of Husky Energy.  Mr. Fraser graduated from Mount Allison University with a Bachelor of Commerce degree and is a Chartered Accountant.

For the period June 1 to July 6, 2007, Mr. Feuchuk will remain on staff with PrimeWest in an advisory capacity.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:   George Kesteven,  Manager, Investor Relations

Phone 403-699-7367

Toll-free:  1-877-968-7878      E-mail:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825